SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the period ended December 31, 2002


                VERB EXCHANGE, INC.                            000-30683
---------------------------------------------------     ------------------------
  (Translation of Registrant's name into English)            SEC File No.

                                AYOTTE MUSIC INC.
--------------------------------------------------------------------------------
                                  (Former name)

         Suite 908, 1055 Dunsmuir Street, Vancouver, BC, Canada V7X 1L2
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                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F     X                Form 40-F

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                     Yes                           No     X





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ACQUISITION OF VERB EXCHANGE, INC. AND CHANGE IN CONTROL OF THE ISSUER.

     In our Form 6-K dated December 2, 2002, we made the following statement:

     By January 15, 2003, Ayotte will file under cover of Form 6-K/A: (A) the audited balance sheet of Verb as of December 31, 2001 and related financial statements for the two years then ended, the unaudited balance sheet of Verb as of September 30, 2002 and related financial statements for the nine months then ended; and (B) pro forma financial information (balance sheet as of December 31, 2001 as if the transaction with Verb had occurred as of that date; pro forma income statement for the 12 months ended December 31, 2001, and for the nine months ended September 30, 2002).

     In lieu of filing these items by January 15, 2003, we have elected to provide full audited financial information for the two years ended December 31, 2002, and other financial information as required, all on Form 20-F.

     We expect the Form 20-F will be filed before June 30, 2003.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       VERB EXCHANGE, INC.
                                       (formerly Ayotte Music Inc.)



Date:  January 20, 2003                By:  /s/  David Ebert
                                           -------------------------------------
                                           David Ebert, Chief Financial Officer






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